Exhibit 21

SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
Global Energy Development Ltd. Texas Assumed Name: TGE—Texas Global Energy, Ltd.	Delaware
Global Energy Development PLC (34% Ownership)	England and Wales
Gulf Energy Management Company Texas DBA: Harken GEM Corporation	Delaware
GEM-CBM Company	Delaware
Harken Energy Market Investments, Inc.	United States Virgin Islands
Harken Exploration Company	Delaware
South Coast Exploration Company	Texas
XPLOR Energy, Inc.	Delaware
XPLOR Energy Operating Company	Oklahoma
XPLOR Energy SPV-1, Inc.	Oklahoma